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RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

March 29, 2022

VIA EDGAR

Jennifer O. Palmer

Senior Counsel

Chief Counsel’s Office

Division of Investment Management

U.S. Securities and Exchange Commission

1961 Stout Street

Denver, CO 80294

Re:          Request for Withdrawal of Amended Exemptive Application for Calamos-Avenue Opportunities Fund, et al. (File No. 812-15148)

Dear Ms. Palmer:

On behalf of Calamos-Avenue Opportunities Fund and the additional applicants (collectively, the “Applicants”), we hereby request the withdrawal of the exemptive application (File No. 812-15148) (the “Application”) first filed by the Applicants on August 4, 2020, and subsequently amended on November 18, 2020, April 15, 2021, June 28, 2021 and September 20, 2021. The Application requested exemptive relief under Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder, permitting certain joint transactions otherwise prohibited by Section 17(d) and Rule 17d-1.

We respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

If you have any questions concerning the foregoing, please call me at (212) 698-3525. Thank you for your attention to this matter.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

cc:           Terri Jordan, Branch Chief